Exhibit 4.4

AMENDMENT TO

WARRANT

As of March 8, 2004

This Amendment to that certain warrant (“Warrant”) issued to the Investor listed on the signature page below pursuant to that certain Securities Purchase Agreement (“Purchase Agreement”) dated as of March 8, 2004 among Large Scale Biology Corporation, a Delaware corporation (the “Company”) and the investors listed on the signature pages thereto is entered into as of the date first set forth above.

A. Investor acquired the Warrant pursuant to the Purchase Agreement.

B. The Nasdaq Stock Market (“Nasdaq”) has required that the Company amend the Warrant in order to comply with Nasdaq’s requirements for the issuance of securities without stockholder approval.

C. In return for the Investor’s cooperation in meeting such requirements, the Company is willing to reduce the Exercise Price of the Warrant.

D. The Company and Investor each desire that the Warrant and the transactions pursuant to the Purchase Agreement comply with Nasdaq’s requirements as set forth herein.

NOW, THEREFORE, for good and valuable consideration, receipt of which is hereby acknowledged, the Company and Purchaser hereby agree as follows:

1. Amendment to Exercise Price. The initial Exercise Price of the Warrant (as defined in the Warrant) is hereby reduced from $2.38 to $2.18 per share, subject to adjustment as set forth in the Warrant.

2. Amendment to Section 11(b)(i). Section 11(b)(i) of the Warrant is hereby amended and restated as follows:

(i) Adjustment of Exercise Price. If and whenever the Company issues or sells, or in accordance with Section 11(b)(ii) hereof is deemed to have issued or sold, any shares of Common Stock for an effective consideration per share of less than the then Exercise Price, or for no consideration (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”), then, (a) from the Initial Exercise Date until the 12 month anniversary of the Effective Date (if the Registration Statement is unavailable for use by the Holder during such period, such period shall be extended for such number of unavailable days), the Exercise Price shall be reduced to a price equal to the Base Share Price and (b) after the 12 month anniversary of the Effective Date (as extended in clause (a) above), the Exercise Price shall be reduced by multiplying the Exercise Price by a fraction, the numerator of which is the number of shares of Common Stock and Common Stock Equivalents issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock which the offering price for such Dilutive

Issuance would purchase at the then Exercise Price, and the denominator of which shall be the sum of the number of shares of Common Stock and Common Stock Equivalents issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock so issued or issuable in connection with the Dilutive Issuance; provided; however, that in no event will the Exercise Price be less than $1.9841 (which price will be adjusted for stock splits, combinations, reorganizations and the like as provided in Sections 11(a) and 12 of this Warrant). Such adjustment shall be made whenever such shares of Common Stock or Common Stock Equivalents are issued.

3. Effect of Amendment. Except as set forth herein, the Warrant remains in full force and effect.

IN WITNESS WHEREOF, Investor has executed this Amendment and the Company has executed this Amendment by its duly authorized representative.

LARGE SCALE BIOLOGY CORPORATION	INVESTOR

By:

Name:	Name:

Title:

[1]	The arithmetic average of the closing prices for the five (5) Trading Days preceding the Effective Date.